UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-188791-03
333-143827-07
333-167129-10

R.J. REYNOLDS TOBACCO HOLDINGS, INC.
(Exact name of registrant as speciﬁed in its charter)

401 North Main Street
Winston-Salem, North Carolina 27101
(336) 741-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Copy to:

Alyssa K. Caples
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom
+44 (0)20 7453 1000

Guarantee of 4.000% Senior Notes due 2022 of Reynolds American Inc.
Guarantee of 3.250% Senior Notes due 2022 of Reynolds American Inc.
Guarantee of 3.750% Senior Notes due 2023 of Reynolds American Inc.
Guarantee of 4.850% Senior Notes due 2023 of Reynolds American Inc.
Guarantee of 4.450% Senior Notes due 2025 of Reynolds American Inc.
Guarantee of 5.700% Senior Notes due 2035 of Reynolds American Inc.
Guarantee of 7.250% Senior Notes due 2037 of Reynolds American Inc.
Guarantee of 8.125% Senior Notes due 2040 of Reynolds American Inc.
Guarantee of 7.000% Senior Notes due 2041 of Reynolds American Inc.
Guarantee of 4.750% Senior Notes due 2042 of Reynolds American Inc.
Guarantee of 6.150% Senior Notes due 2043 of Reynolds American Inc.
Guarantee of 5.850% Senior Notes due 2045 of Reynolds American Inc.
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to ﬁle reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of participants of record as of the certiﬁcation or notice date:

Guarantee of 4.000% Senior Notes due 2022 of Reynolds American Inc.: 67
Guarantee of 3.250% Senior Notes due 2022 of Reynolds American Inc.: 48
Guarantee of 3.750% Senior Notes due 2023 of Reynolds American Inc.: 48
Guarantee of 4.850% Senior Notes due 2023 of Reynolds American Inc.: 68
Guarantee of 4.450% Senior Notes due 2025 of Reynolds American Inc.: 85
Guarantee of 5.700% Senior Notes due 2035 of Reynolds American Inc.: 59
Guarantee of 7.250% Senior Notes due 2037 of Reynolds American Inc.: 47
Guarantee of 8.125% Senior Notes due 2040 of Reynolds American Inc.: 45
Guarantee of 7.000% Senior Notes due 2041 of Reynolds American Inc.: 46
Guarantee of 4.750% Senior Notes due 2042 of Reynolds American Inc.: 33
Guarantee of 6.150% Senior Notes due 2043 of Reynolds American Inc.: 54
Guarantee of 5.850% Senior Notes due 2045 of Reynolds American Inc.: 60

Pursuant to the requirements of the Securities Exchange Act of 1934 R.J. Reynolds Tobacco Holdings, Inc. has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

R.J. REYNOLDS TOBACCO HOLDINGS, INC.

Date: July 28, 2020	By:	/s/ Alden H. Smith
		Name:	Alden H. Smith
		Title:	Secretary